UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Applied Minerals, Inc.

(Name of lssuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03823M100

(CUSIP Number)

Jeffrey Blumberg

Faegre Drinker Biddle & Reath LLP

311 S. Wacker Drive, Suite 4300

Chicago, Illinois 60606, USA

312-356-5119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-l(e), 13d-l(t) or 13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823M100	Page 2 of 13

(1)	Names of reporting persons The IBS Turnaround Fund (QP) (A Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,320,643 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 12,320,643 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 12,320,643 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.017% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes the 665,060 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund QP (A Limited Partnership).

(2)	Based on 204,736,762 shares of the Issuer’s common stock outstanding as of November 22, 2021, as disclosed in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2021.

CUSIP No. 03823M100	Page 3 of 13

(1)	Names of reporting persons The IBS Turnaround Fund (A Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,232,314 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 6,232,314 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 6,232,314 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.044% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes the 329,317 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund (A Limited Partnership).

(2)	Based on 204,736,762 shares of the Issuer’s common stock outstanding as of November 22, 2021, as disclosed in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 22, 2021.

CUSIP No. 03823M100	Page 4 of 13

(1)	Names of reporting persons The IBS Opportunity Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Commonwealth of the Bahamas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,539,555 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 1,539,555 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,539,555 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.752% (1)(2)
(14)	Type of reporting person (see instructions) CO

(1)	Includes the 64,401 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Opportunity Fund, Ltd.

(2)	Based on 204,736,762 shares of the Issuer’s common stock outstanding as of November 22, 2021, as disclosed in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 22, 2021.

CUSIP No. 03823M100	Page 5 of 13

(1)	Names of reporting persons IBS Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,092,512 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,092,512 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,092,512 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.814% (1) (2)
(14)	Type of reporting person (see instructions) CO

(1)	Includes the 64,401 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Opportunity Fund, Ltd., 329,317 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund (A Limited Partnership) and 665,060 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund QP (A Limited Partnership).

(2)	Based on 204,736,762 shares of the Issuer’s common stock outstanding as of November 22, 2021, as disclosed in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 22, 2021.

CUSIP No. 03823M100	Page 6 of 13

(1)	Names of reporting persons David A. Taft
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,092,512 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,092,512 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,092,512 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.814% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes the 64,401 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Opportunity Fund, Ltd., 329,317 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund (A Limited Partnership) and 665,060 shares of Common Stock issuable upon conversion of the Options and Warrants held by The IBS Turnaround Fund QP (A Limited Partnership).

(2)	Based on 204,736,762 shares of the Issuer’s common stock outstanding as of November 22, 2021, as disclosed in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 22, 2021.

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D (“Schedule 13D” or this “Statement”) amends and supplements the initial statement on Schedule 13D relating to the Common Stock of Applied Minerals, Inc. (f/k/a Atlas Mining Company) (the “Issuer”) filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008, as amended by Amendment No. 10 filed on January 12, 2009, as amended by Amendment No. 11 filed on May 20, 2009, as amended by Amendment No. 12 filed on January 29, 2010, as amended by Amendment No. 13 filed on April 14, 2011, as amended by Amendment No. 14 filed on July 5, 2011, as amended by Amendment No. 15 filed on November 10, 2012, and as amended by Amendment No. 16 filed on November 12, 2014.

As previously reported, IBS Capital LLC, a Massachusetts limited liability company (“IBS Capital”), is the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and the investment manager of The IBS Opportunity Fund, Ltd., an international business company organized under the laws of the Commonwealth of the Bahamas (the “Opportunity Fund”).

Item 1.	Security and Issuer.

IBS Capital is the general partner of the QP Turnaround Fund and LP Turnaround Fund, and the investment manager of the Opportunity Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS Capital. This Schedule 13D is filed jointly by QP Turnaround Fund, the LP Turnaround Fund, the Opportunity Fund, IBS Capital, and Mr. Taft (collectively referred to herein as the “Filers,” each a “Filer”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value (“Common Stock” or “Shares”) of the Issuer. The address of the Issuer’s principal executive office is 1200 Silver City Road, PO Box 432, Eureka, UT 84628.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 3120, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 3120, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Opportunity Fund is an international business company organized under the laws of the Commonwealth of the Bahamas. Its principal business is investing in securities. The address of its principal office is c/o Lennox Paton Corporate Services Limited is 3 Bayside Executive Park, West Bay Street & Blake Road, P.O. Box N-4875, Nassau, Bahamas. The address of the Opportunity Fund’s investment manager is One International Place, Suite 3120, Boston, Massachusetts 02110. The names, principal occupations, addresses and citizenship of its directors are set forth in Schedule A hereto. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS Capital is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 3120, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 03823M100	Page 8 of 13

Mr. Taft is a member and the president of IBS Capital. His business address is One International Place, Suite 3120, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

Pursuant to the Purchase Agreement (as defined below) the Purchaser (as defined below) acquired the securities for a cash payment in immediately available funds.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Sale of Common Stock. The LP Turnaround Fund and the QP Turnaround Fund sold Shares of the Issuer to a third-party purchaser (the “Purchaser”) in a private transaction pursuant to a Secondary Securities Purchase Agreement dated as of December 13, 2021 (the “Purchase Agreement”). The LP Turnaround Fund sold 1,403,000 Shares to the Purchaser and the QP Turnaround Fund sold 3,597,000 Shares to the Purchaser.

Sale of 10% PIK-Election Convertible Notes. The LP Turnaround Fund, the QP Turnaround Fund and the Opportunity Fund sold certain derivative securities to the Purchaser pursuant to the Purchase Agreement. On December 31, 2020, each of the LP Turnaround Fund, the QP Turnaround Fund and the Opportunity Fund were issued a 10% PIK-Election Convertible Note (each a “Note” and collectively, the “Notes”). The LP Fund sold $1,427,792 of principal under the Note to the Purchaser for $57,111.68, which principal amount is convertible into 4,199,388 Shares. The QP Fund sold $2,867,160 of principal under the Note to the Purchaser for $114,686.40, which principal amount is convertible into 8,432,824 Shares. The Opportunity Fund sold $278,582 of principal under the Note to the Purchaser for $11,143.28, which principal amount is convertible into 819,359 Shares.

The Notes and the Shares were transferred to the Purchaser on December 17, 2021, and the transactions described in this Item 4 were effected at the same time.

Investment Purposes. The Filers have sold the Shares in the ordinary course of business. The Filers intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing additional Common Stock or other securities of the Issuer or selling some or all of their securities on the open market, in private transactions or otherwise, communicating with the Issuer or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Issuer. Except as set forth herein, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 03823M100	Page 9 of 13

Item 5.	Interest in Securities of the Issuer.

(a)       The percentages used in this Statement are calculated on the basis of 204,736,762 Shares outstanding, as reported in the Issuer’s 10-Q for the quarterly period ended September 30, 2021, filed with the Commission on November 22, 2021.

•	As of December 21, 2021, the QP Turnaround Fund directly beneficially owned, in the aggregate, 12,320,643 Shares, which represents 6.017% of the Issuer’s Common Stock. The aggregate Shares include 665,060 Shares issuable upon conversion of certain Options and Warrants held by the QP Turnaround Fund.

•	As of December 21, 2021, the LP Turnaround Fund directly beneficially owned, in the aggregate, 6,232,314 Shares, which represents 3.044% of the Issuer’s Common Stock. The aggregate Shares include 329,317 Shares issuable upon conversion of certain Options and Warrants held by the LP Turnaround Fund.

•	As of December 21, 2021, the Opportunity Fund beneficially owned, in the aggregate, 1,539,555 Shares, which represents 0.752% of the Issuer’s Common Stock. The aggregate Shares include 64,401 Shares issuable upon conversion of certain Options and Warrants held by the Opportunity Fund.

•	As of December 21, 2021, IBS Capital owned, in the aggregate, 20,092,512 Shares, which represented 9.814% of the Issuer’s Common Stock, which consisted of 12,320,643 Shares directly beneficially owned by the QP Turnaround Fund, 6,232,314 Shares directly beneficially owned by the LP Turnaround Fund, and 1,539,555 Shares directly beneficially owned by the Opportunity Fund.

•	As of December 21, 2021, Mr. Taft indirectly beneficially owned the 20,092,512 Shares that were indirectly beneficially owned by IBS Capital, which represented 9.814% of the Issuer’s Common Stock.

(b)     The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, 5 and 6 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

(c)      Not applicable.

(d)     The disclosure regarding the relationship among the Filers set forth in Item 1 of this Schedule 13D is incorporated by reference herein.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

Purchase Agreement. As described in Item 4, the Purchaser, the QP Turnaround Fund the LP Turnaround Fund and the Opportunity Fund entered into the Purchase Agreement.

Directorship of Mr. Taft. As of the date hereof, Mr. Taft is no longer a director of the Issuer and Mr. Taft’s directorship ended in December 2017.

Other Matters. Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 03823M100	Page 10 of 13

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

Exhibit	Description
1	Joint Filing Agreement, dated as of December 21, 2021, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), The IBS Opportunity Fund, Ltd., IBS Capital LLC, and David A. Taft.

2	Secondary Securities Purchase Agreement, dated December 13, 2021, by and among Geoffrey G. Scott The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership) and The IBS Opportunity Fund, Ltd..

CUSIP No. 03823M100	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)
By: IBS CAPITAL LLC, its General Partner

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)
By: IBS CAPITAL LLC, its General Partner

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS OPPORTUNITY FUND, LTD.
By: IBS CAPITAL LLC, its Investment Manager

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

IBS CAPITAL LLC

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

DAVID A. TAFT

Signature:	/s/ David A. Taft
Name:	David A. Taft

CUSIP No. 03823M100	Page 12 of 13

SCHEDULE A

Name	Principal Occupation	Principal Business Address	Citizenship
David A. Taft	Member and President of IBS Capital LLC	One International Place, Suite 3120, Boston, Massachusetts 02110	United States of America
James Home	Chief Financial Officer of IBS Capital LLC	One International Place, Suite 3120, Boston, Massachusetts 02110	United States of America
Shonalee Monroe	Vice President of Operations of Genesis Fund Services Limited	P.O. Box N-9058, Nassau, Bahamas	Bahamas

CUSIP No. 03823M100	Page 13 of 13

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the common stock Applied Minerals, Inc., dated as of December 21, 2021, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d under the Securities Exchange Act of 1934, as amended.

IBS CAPITAL LLC Date: December 21, 2021

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP) Date: December 21, 2021

By: By:	IBS Capital LLC General Partner /s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP) Date: December 21, 2021

By: By:	IBS Capital LLC General Partner /s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS OPPORTUNITY FUND, LTD. Date: December 21, 2021

By: By:	IBS Capital LLC Investment Manager /s/ David A. Taft
Name:	David A. Taft
Title:	President

Date: December 21, 2021

Signature:	/s/ David A. Taft
Name:	David A. Taft